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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE) X Form 10-K |X| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

For the Period Ended:  December 31, 2000
[X ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 11, 12 and 13, Part III

PART I REGISTRANT INFORMATION

INHALE THERAPEUTIC SYSTEMS, INC.
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Full Name of Registrant

150 INDUSTRIAL ROAD
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Address of Principal Executive Office (Street and Number)

SAN CARLOS, CA  94070
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

| |

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date;
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the portion of the report could not be filed within the prescribed time period:

(a) The Registrant's Annual Report on Form 10-K (the "Inhale 10-K") was filed on March 1, 2001. In accordance with General Instruction G with respect to Form 10-K, the Inhale 10-K as filed on March 1, 2001 did not include the information required by Items 11, 12 and 13 of Part III of Form 10-K. It was contemplated that such information would be included in Inhale"s definitive proxy statement pursuant to Regulation 14A (the "Proxy Statement"), which was expected to be filed on or before the 120th day after the end of the fiscal year covered by the Inhale 10-K;
(b) Inhale proceeded to draft the Proxy Statement, including the information required by Items 11, 12 and 13 of Part III of Form 10-K. The Proxy Statement was substantively completed and formatted for EDGAR on or about April 20, 2001;
(c) As a result of delays with respect to the printing of Inhale's Annual Report to Stockholders, the mailing of the Proxy was delayed until on or about May 1, 2001. Due to human error and a misunderstanding as to the requisite filing requirements, Inhale failed to file the Proxy Statement before 2:30 p.m. PDT on April 30, 2001;
(d) At approximately 5:30 p.m. PDT on April 30, 2001, counsel to Inhale recognized that the Proxy Statement had not yet been filed. Inhale was contacted immediately and the Proxy Statement was submitted and accepted for filing that evening with a filing date of May 1, 2001.
(e) Later that evening, Inhale prepared the Inhale 10-K/A including the information required by Items 11, 12 and 13 of
                  Part III of Form 10-K. The Inhale 10-K/A was submitted and accepted for filing at approximately 5:20 a.m. PDT, prior to the opening of the United States securities markets.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         John M. Geschke            (650) 843-5757

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such reports been filed? X Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? |_| Yes X No

Inhale Therapeutic Systems Inc. has caused this notification to be signed on behalf of the undersigned hereunto authorized.

Date:  May 1, 2001                          By:  /s/ BRIGID MAKES
                                                 ----------------------
                                                 Chief Financial Officer


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